                                                                                                                                                                                                       450 Wireless Blvd.

NORTHERN LIGHTS FUND TRUST                                                                                                                                           Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

May 21, 2007

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust  (the “Registrant”)

on behalf of the Gratio Value/s Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Ash on April 10, 2007, with respect to the above-referenced filing (“March 7, 2007 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Attached is a black-lined version showing changes made to the March 7, 2007 485(a) Filing in response to these comments and for other reasons.

Prospectus

Comment 1:

In the "Principal Investment Strategies" section, define “significant portions” in the following sentence, "The Fund does not invest in businesses that derive significant portions of their revenue directly from alcohol, tobacco, firearms or adult entertainment."

Response:	The sentence has been revised as follows: "The Fund does not invest in businesses that derive more than 25% of their revenue directly from alcohol, tobacco, firearms or adult entertainment."
Comment 2:

As stated under “Principal Investment Strategies,” the Advisor screens out certain securities that it believes are flawed based on other fundamental or underlying criteria - give examples of “flawed” securities?

Response:

The following sentences have been added to the “Principal Investment Strategies" section:

A security may be flawed if the Advisor believes that the company's past earnings are no longer attainable or are not indicative of its long-term earnings potential.  A security may also be flawed if the Advisor believes the company's debt-asset ratio is too high.  Other factors such as the company’s competitive position or changes in industry dynamics may make a security undesirable as well.

Comment 3:	Under “Principal Risks - Investment Management Risks,” please add language to further explain that the Advisor has no experience in managing a mutual fund.
Response:

The following bullet has been added to the Principal Risks section:

No History of Operations: The Fund is a new mutual fund and has no history of operations.  In addition, the Advisor has not previously managed a mutual fund.  Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the Advisor's management of individual and institutional accounts.  As a result, investors cannot judge the Advisor by its past performance and the Advisor may not achieve its intended results in managing the Fund.

Comment 4:

Under “Investment Management Risks - Small and Medium Size Company Risk,” please add language to further explain that small-cap companies are traded less frequently than large-cap or mid-cap stocks and are generally considered less liquid than other investments.

Response:

The following sentence has been added to the Small and Medium Size Company Risk bullet:

Stocks of smaller companies may trade less frequently and in more limited volume than larger companies, making them less liquid than stocks of larger companies.

Comment 5:	Under “FEES AND EXPENSES – Annual Fund Operating Expenses,” the “Acquired Fund Fees and Expenses” line item should be above “Total Annual Fund Operating Expenses” line item.
Response:	The “Acquired Fund Fees and Expenses” line item has been moved above the “Total Annual Fund Operating Expenses” line item.
Comment 6:	Under “ADDITIONAL INVESTMENT STRATEGIES AND RELATED RISKS,” discuss any limitations placed on the Fund from investing in any type of derivative security.
Response:

The following sentence has been added to the “Additional Investment Strategies and Related Risks" section:

The Fund will not invest more than 10% of its net assets in derivative products, including options, futures and swaps.

Comment 7:	Under “NET ASSET VALUE,” please address the necessity for the fair valuation of small-cap and micro-cap securities.
Response:

The following sentences have been added to the "Net Asset Value" section:

The Fund may invest in small and micro cap securities that may be so thinly traded that reliable market quotations are not available and will price these securities at their fair market value.

Comment 8:	Under “REDEMPTIONS - When Redemption Are Sent,” please delete language that requires the shareholder to resubmit the redemption request once the check has cleared.
Response:

This language under "When Redemption Are Sent,” has been revised as follows:

If you purchase shares using a check and soon after request a redemption, your redemption will not be processed until the check for your purchase has cleared (usually within 10 days).

Comment 9:

As stated under “REDEMPTIONS – Low Balances,” if at any time an investor’s account balance falls below $1,000, it may be closed or charged a small account maintenance fee - please define “a small account maintenance fee.”

Response:

We will not charge a small account maintenance fee on accounts with balances below the minimum.  The "Redemptions- Low Balances" section has been revised as follows:

All shareholders share the high cost of maintaining accounts with low balances. To reduce this cost, the Fund reserves the right to close an account when a redemption leaves your account balance below the minimum investment amount, or you discontinue the automatic investment plan before you reach the minimum. We will notify you in writing before we close your account and you will have 60 days to add additional money to bring the balance up to the minimum or to renew your automatic investment plan. This provision does not apply to retirement plan accounts or UGMA/UTMA accounts.

Comment 10:	Under “MARKET TIMING,” please discuss the market timing risk the Fund faces due to its investments in small-cap and micro-cap securities.
Response:

The following sentences have been added to the "Market Timing" section:

To the extent that the Fund significantly invests in small and micro-capitalization securities, because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the Fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of Fund shares held by other shareholders.

Statement of Additional Information

Comment 1:

Under “PORTFOLIO TURNOVER,” if the portfolio’s turnover is high, then this risk must be disclosed in the risk/return summary of the prospectus.  If the portfolio’s turnover is not high, then this section can remain as written.

Response:	The Fund is not expected to have a high portfolio turnover, therefore no changes have been made to the portfolio turnover disclosure in the Statement of Additional Information.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Fund Trust

GRATIO VALUE/S FUND

PROSPECTUS

[______________   ___, 2007]

This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

RISK/RETURN SUMMARY
INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS
PERFORMANCE
FEES AND EXPENSES
ADDITIONAL INVESTMENT STRATEGIES AND RELATED RISKS PORTFOLIO HOLDINGS DISCLOSURE INVESTMENT ADVISOR
NET ASSET VALUE
HOW TO PURCHASE SHARES
REDEMPTIONS
TAX STATUS, DIVIDENDS AND DISTRIBUTIONS
MARKET TIMING
DISTRIBUTION OF SHARES
FINANCIAL HIGHLIGHTS
NOTICE OF PRIVACY POLICY & PRACTICES

See the Fund’s Notice of its Privacy Policy on the last page of this Prospectus.

RISK/RETURN SUMMARY

This Prospectus describes The Gratio Value/s Fund (the “Fund”), a series of the Northern Lights Fund Trust (the “Trust”). The Fund is managed by Sherwood Advisors, LLC (D.B.A. Gratio Capital).

Investment Objective

The Fund is a non-diversified, no-load mutual fund that seeks long-term capital appreciation. The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days’ written notice to shareholders.

Principal Investment Strategies

The Fund pursues its investment objective by investing primarily in a portfolio of common stocks that Gratio Capital (the “Advisor”) believes are undervalued by the securities markets. The Fund will invest in companies selected from any stock exchange in the United States (“Universe”). This Universe consists of equity securities of all market capitalizations and from all industries. Under normal market conditions, the Fund’s investment criteria will result in a large percentage of the portfolio being invested in smaller companies.  The Fund does not invest in businesses that derive more than 25% of their revenue directly from alcohol, tobacco, firearms or adult entertainment.

The management style is based on an active/passive blend. A passive strategy will be the primary investment method, encompassing approximately 80% of the Fund’s assets at the time of portfolio re-balancing. This portion of the investment strategy involves a process whereby the Advisor initially selects equity securities based on pre-determined fundamental screens of over 3,500 equities. Investments in utilities and financial companies are left out and not included in the potential Universe for investment.  Additionally, only those companies meeting the Fund’s market capitalization criteria for the passive strategy are included in the potential Universe.  The current market capitalization minimum is $150 million, but the Advisor reserves the right to vary the minimum at its own discretion. The metrics and criteria used for evaluating the remaining Universe of investments are:

o

High return on invested capital (ROIC): The strategy the Advisor employs arrives at return on capital by calculating the ratio of pre-tax earnings to tangible capital employed (Net Working Capital and Net Fixed Assets).

o

High earnings yield: The formula arrives at earnings yield by calculating the ratio of pre-tax earnings (EBIT) to enterprise value.  Enterprise Value is a measure of the overall value of a business, generally defined as the market capitalization of the company plus debt, minority interest and preferred shares, minus total excess cash and cash equivalents.

In plain English, the formula screens for good businesses (ROIC) selling at bargain prices (attractive earnings yield). The end result is that all potential investments are ranked based on these two criteria.  Those equities that, based on the combined ranking, are in the top 50 of all stocks analyzed, are set aside. From these, the portfolio manager then selects the top 30 stocks, screening out those that do not meet the Fund’s criteria for social responsibility ( more than 25% of revenue directly from alcohol, tobacco, firearms or adult entertainment), or those that the Advisor believes are flawed based on other fundamental or underlying criteria. A security may be flawed if the Advisor believes that the company’s past earnings are no longer attainable or are not indicative of its long-term earnings potential.  A security may also be flawed if the Advisor believes the company’s debt-asset ratio is too high.  Other factors such as the company’s competitive position or changes in industry dynamics may make a security undesirable as well.  The Advisor only applies the passive strategy to U.S. domestic equities. The passive portion of the Fund portfolio will be re-balanced approximately annually.

The investment of the “active strategy” portion of the Fund’s portfolio, encompassing approximately 20% of the Fund’s assets at the time of portfolio re-balancing, includes investments made at the portfolio manager’s discretion based on a favorable view of the overall risk/reward profile of an investment . Typically this active portion of the portfolio will be allocated toward prospects and situations that are viewed as opportunistic. These opportunities may be either in domestic or foreign securities. As part of the active strategy, the Advisor may, in response to market, economic, political or other conditions, invest strategically and for defensive purposes to reduce risk.

As the Fund’s overall strategy is focused on value, and because the Fund is non-diversified, the Fund will likely hold a less diversified grouping of securities than typically held by most conventional mutual funds. Because many of the “undiscovered” companies sought by the Fund are classified as small-cap, it is likely that a majority of the Fund’s holdings at any given time will come from this area.

The Fund makes direct investments in equity securities, therefore, the Fund will be subject to the volatility of the stock market and the risk that the price of a security will rise or fall due to changing economic, political or market conditions. The Fund is exposed to other risks as well.  Please refer to the sections below entitled: “Principal Risks” and “Additional Risks”  and to additional risk disclosures in the Fund’s Statement of Additional Information, for more risk factors that you should consider before investing.

Principal Risks

As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. Although the Fund will strive to meet its investment objective, there is no assurance that it will.

•

Non-Diversification Risk. The Fund is a non-diversified investment company, which means that more of the Fund’s assets may be invested in the securities of a single issuer than could be invested in the securities of a single issuer by a diversified investment company. This may make the value of the Fund’s shares more susceptible to certain risks than shares of a diversified investment company. As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

•

Stock Market Risk. Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund’s investments may decline in value if the stock markets perform poorly. There is also a risk that the Fund’s investments will under-perform either the securities markets generally or particular segments of the securities markets.

•

Investment Management Risk .. The ability of the Fund to meet its investment objective is directly related to the ability of the Advisor to successfully identify securities that are undervalued using its passive/active stock screening process.  The Advisor’s assessment of what it believes to be undervalued securities may prove to be incorrect and there is no guarantee that the Advisor’s strategy will produce the desired results.

•

Small and Medium Size Company Risk.  The investing strategy adopted by the Advisor to this Fund relies on a value investing and quantitative approach that tend to favor and select small to medium size companies over larger and more established companies.  Smaller companies typically have a greater degree of change associated with their business, revenues and profits and this change can be both positive and negative in its effect on the value of the Fund.  Volatile fluctuations in the stock price of a small company are also more likely to occur due to smaller volume of trading that tend to occur in their securities.   Stocks of smaller companies may trade less frequently and in more limited volume than larger companies, making them less liquid than stocks of larger companies.   Consequently, the Fund may be subject to greater risk than if it invested in larger companies.

•

Micro-Cap Risk. Certain of the securities in which the Fund invests may be micro-cap companies. Micro-cap stocks may offer greater opportunity for capital appreciation than the stocks of larger and more established companies; however, they also involve substantially greater risks of loss and price fluctuations. Micro-cap companies carry additional risks because of the tendency of their earnings and revenues to be less predictable (and some companies may be experiencing significant losses), their share prices to be more volatile and their markets to be less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources, and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

•

Risk Associated with Companies We Invest In. The prices of stocks the Fund holds can fluctuate or be negatively affected by events specifically involving the issuers of these securities.

•

Investing Style Risk.  Depending on marketing conditions and other factors, securities that fall into certain categories such as value or growth may fall in or out of favor with investors and, as a result, the value of the securities may change.  For this Fund, if value investing falls out of favor the value of underlying securities held by the Fund may suffer and as a result the value of Fund shares may also decline.

•

Sector Focus Risk. Sector risk involves securities that are within the same group of industries declining in price due to specific market or economic developments that particularly apply to that sector or area of the economy. Since the Fund’s investment strategy focuses on businesses with a high return on invested capital (ROIC), it is possible that the securities selected for investment by the quantitative formula will be concentrated in particular sectors.  Such a concentration in a particular sector or industry may be higher relative to other Funds that try and invest across a broad range of industries. If this occurs, the value of the Fund shares may be especially sensitive to factors and economic risks relevant to that sector and the Fund share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries.

•

Formula Investing Risk: The Fund uses a quantitative formula for selection of the securities to be bought.  The Fund will adhere to its formula for selecting securities, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise as a result of using that formula. This could result in the value of Fund shares declining if, for example, the stocks selected in a given year are not performing well for any reason. Additionally, the Fund’s portfolio is rebalanced annually in accordance with its investing strategy, which may at times result in the elimination of better performing assets from the Fund’s investments and replacement of these assets with poorer performing ones.

•

No History of Operations :  The Fund is a new mutual fund and has no history of operations.  In addition, the Advisor has not previously managed a mutual fund.  Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the Advisor’s management of individual and institutional accounts.  As a result, investors cannot judge the Advisor by its past performance and the Advisor may not achieve its intended results in managing the Fund.

PERFORMANCE

Because the Fund has only recently commenced investment operations, no performance information is available for the Fund at this time. In the future, performance information will be presented in this section. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.

FEES AND EXPENSES

This following table describes the shareholder fees and annual fund operating expenses that you may pay if you buy and hold shares of the Fund.

Shareholder fees are those paid directly from your investment and may include sales loads or redemption fees.

Annual fund operating expenses are paid out of the Fund’s assets and include fees for portfolio management, maintenance of shareholder accounts, shareholder servicing, accounting and other services. You do not pay these fees directly but, as the example shows, these costs are borne indirectly by all shareholders.

Shareholder Fees

(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee(1)	None

Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Management Fee	1.25%
Distribution (12b-1) and Shareholder Servicing Fees	.25%
Other Expenses (2)	5.30%
Acquired Fund Fees and Expenses (Underlying Funds)	0.00%
Total Annual Fund Operating Expenses	6.80%
Expense Waivers	4.85%
Net Annual Fund Operating Expenses (3)	1.95%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gains distributions and that the Fund’s operating expenses remain the same (except for contractual waivers/ reimbursements in year one). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$205	$624

____________

       (1)   There is a $15 wire transaction fee for redemptions effected by wire.

(2)  These expenses, which include custodian, transfer agency, shareholder servicing and other customary fund expenses, are based on estimated amounts for the Fund’s current fiscal year.

(3)   The Advisor has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until August 31, 2008, to ensure that Net Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired fund fees and expenses and extraordinary expenses such as litigation) will not exceed 1.95% adjusted annually of the average daily net assets, subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

ADDITIONAL INVESTMENT STRATEGIES

AND RELATED RISKS

The Fund seeks to achieve its investment objective by investing primarily in equity securities of companies selected as described above under the heading “Principal Investment Strategies.” The Advisor generally looks at a one year investment horizon when initially committing to an equity position and a three-to-five year horizon for the strategy in general. The Fund seeks to hold a portfolio of equity securities of companies traded on any stock exchange in the United States (“Universe”) but may look to securities outside of the US for the active portion of the portfolio. While it may include micro-, small-, mid- and large-cap sectors, given the Funds strategy of seeking “undiscovered” investment opportunities, it is likely that a majority of holdings will come from the small cap arena. The Fund’s Advisor will select these value equity securities based on the semi-mechanical strategy previously espoused.

The Advisor employs this technical analysis based on a belief that the combination of two fundamental markers (ROIC and Earnings Yield) have historically served as reliable indicators of a business’s future prospects. However, past performance can in no way be viewed as an indicator of future results. For a full discussion of the formula and metrics used in selecting stocks for the Fund , please see the section in the prospectus called “Principal Investment Strategies.” Despite plans to utilize a largely passive management strategy, if the Advisor feels that the market is overvalued, it may short the market by selling short individual shares or by using derivative products such as options and, to a lesser extent futures and swaps, to achieve the same effect. The Fund will not invest more than 10% of its net assets in derivative products, including options, futures and swaps.   When the Advisor believes stocks are undervalued , it may use leverage in order to enhance returns, to the extent permitted under the Investment Company Act of 1940 (the “1940 Act”).

Although equity securities of U.S. issuers are the Fund’s primary investments, the Fund may invest in the types of securities and employ the types of investment strategies described below. In addition, the Fund may engage in transactions not described below as part of a principal or secondary investment strategy. For a more complete description of these and other investments and techniques, see the Fund’s Statement of Additional Information (“SAI”). Additional information about these investments and the special risk factors that apply to them can be found under the title “Principal Risks” and in the SAI.

Real Estate Investment Trusts (REITs): The Fund may invest in REITs, including equity REITs; mortgage REITs; and hybrid REITs - A REIT is a separately managed trust that makes investments in various real estate businesses.  An equity REIT may own real estate and pass the income it receives from rents from the properties, or the capital gain it receives from selling a building, to its shareholders.  A mortgage REIT specializes in lending money to building developers and passes the interest income it receives from the mortgages to shareholders.  A hybrid REIT combines the characteristics of equity and mortgage REITs. In addition to the general risks associated with real-estate investments, REIT securities entail other risks, such as credit and interest-rate risk.

Other Investment Companies: The Fund also may invest in other investment companies, such as open-end investment companies (commonly known as “mutual funds”), closed-end investment companies (“closed end funds”) and exchange traded funds (“ETF’s”), that are not affiliated with the Trust (the “Underlying Funds”). The Advisor selects specific Underlying Funds for investment as part of a strategy to gain exposure to certain segments of the market. The Advisor will consider the Underlying Funds’ investment goals and strategies, their investment advisors and portfolio managers, and their past performance (absolute, relative and risk-adjusted). The Advisor also will consider other factors in the selection of Underlying Funds, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, relative performance of the portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Some of the underlying funds in which the Fund invests may not share the same investment objectives and investment limitations as the Fund. Under normal market conditions, investing in Underlying Funds will not be a principal part of the Fund’s strategy.

Options: The Fund may write (i.e., sell) covered call options on securities that it owns. A call option is a contract that provides the holder or buyer of the option the right (not the obligation) to purchase the underlying securities from the Fund at a fixed price. A call option is covered if the Fund (a) owns the underlying security that is subject to the call; or (b) has an absolute or immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held in its portfolio. Premiums received on the sale of such options (without regard to whether or not the option is exercised) are expected to enhance the income of the Fund beyond what would be realized on the underlying securities alone.

Net gains from the Fund’s option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute investment company taxable income that, to the extent distributed, will be taxable to shareholders at rates applicable to ordinary income, rather than at lower rates that are applicable to long-term capital gains and certain qualifying dividends.

In addition, the Fund may purchase call options that are not “covered” to gain exposure to the underlying securities or securities indexes and may purchase put options on securities or securities indexes to hedge against potential declines in the market.

The Fund will typically sell an equity security when a call option is exercised or the fundamental reason that the security was purchased no longer exists. Securities may also be sold when the Advisor believes the security has reached its appreciation potential, or when a company’s fundamentals are deteriorating.

Inverse Funds.  One risk reduction strategy of the Fund is to invest in inverse funds when the market is expected to fall. Inverse index funds seek to provide investment results that will match a certain percentage of the inverse of the performance of a specific benchmark on a daily basis. For example, if a fund’s current benchmark is 100% of the inverse of the Russell 2000 Index and the fund meets its objective, the value of the fund will tend to increase on a daily basis when the value of the underlying index decreases (if the Russell 2000 Index goes down 5% then the fund’s value should go up 5%). When the value of the underlying index increases, the value of the fund’s shares tend to decrease on a daily basis (if the Russell 2000 Index goes up 5% then the fund’s value should go down 5%). Inverse funds are expected to be used very infrequently in only the strongest down-trending markets

Temporary Investments: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total net assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that a Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ advisory fees and operational fees.

Additional Risks

As with all mutual funds, there is a risk that you could lose money through your investment in the Fund. Although the Fund will strive to meet its objective, there is no assurance that it will.

The following provides additional information on the risks of investing in the Fund:

o

Advisor Risk. If the Advisor’s assessment of a company’s potential is not correct, the securities in the Fund may decrease in value. The actively managed nature of the Fund increases this security selection risk. Additionally, the value of the Fund’s shares, like company stock prices generally, will fluctuate within a wide range.

o

Company Risk. Common stock prices are subject to market, economic and business risks that will cause their prices to fluctuate over time. The value of individual stocks may decrease in response to company financial prospects or changing expectations for the performance of the company. While common stocks have historically been a leading choice of long-term investors, stock prices may decline over short or even extended periods.

o

Market Risk. The net asset value of the Fund will fluctuate based on changes in the value of the securities in which the Fund invests. The Fund invests in equity securities, which are more volatile and carry more risk than some other forms of investment. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

o

Issuer-Specific Changes. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

o

Issuer Risk. The value of a security may decline for a number of reasons that directly relate to the issuer, such as management, performance, financial leverage and reduced demand for the issuer’s products or services.

o

Value Stock Risk. Value stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund’s performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

o

Growth Stock Risk. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Although the Fund focuses on value, some of the securities in which the Fund may invest may be considered growth stocks.  In addition, some of the value securities in which the Fund invests may change in character to more closely resemble growth securities.

o

Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. In addition to the foreign risk we are exposed to through our Direct Investments, some of the Underlying Funds may have a greater exposure to foreign risk through their direct investments which would further expose the Fund to this risk.

o  Risks Associated With Investments in Underlying Funds. Because the Fund may invest in Underlying Funds, the value of your investment will fluctuate in response to the performance of the Underlying Funds. In addition, investing through the Fund in an underlying portfolio of funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds. By investing indirectly in Underlying Funds through the Fund, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory, 12b-1 and administrative fees), but also, indirectly, similar expenses and charges of the Underlying Funds, including short-term redemption charges. In addition, to the extent these Underlying Funds trade their portfolios actively, they will incur higher brokerage commissions as well as increased realization of taxable gains. Underlying Funds whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund's outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an underlying fund's outstanding securities therefore will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets.

o

Leverage. The Fund may engage in “leverage” by borrowing from banks up to 25% of the value of their assets, and using the proceeds of the borrowings to make additional investments. Leverage, which involves costs to the borrower including interest or dividend expenses, creates an opportunity for increased returns, but also creates risk of significant losses. If the Fund uses leverage to make additional investments for its portfolio, the amount of income and appreciation from these additional investments will improve the Fund's performance only if it exceeds the Fund's leverage related costs. These investments will reduce the Fund's performance if the amount of their income and appreciation is less than the Fund's leverage related costs. Further, if the investments lose value, the resulting losses to the Fund will be greater than if the Fund did not use leverage because the Fund will be obligated to repay principal and interest on the borrowed money in addition to having investment losses. The Fund might have to liquidate securities to cover its leverage related costs or repay principal. Depending on market or other conditions, these liquidations could be disadvantageous to the Fund. Therefore, leveraging may exaggerate changes in the Fund's net asset value or yield, and the Fund's market value. During periods in which the Fund is utilizing financial leverage, the fees which are payable to the Advisor as a percentage of the Fund's assets will be higher than if the Fund did not use leverage, because the fees are calculated as a percentage of the Fund's assets, including those purchased with leveraging.

o

Additional Options Risk. Covered call options, such as those written by the Fund, may enhance Fund income by the generation of premiums upon the sale of the options, but may result in the Fund’s losing the benefit of a portion of the appreciation in the underlying equity security to the extent the value increases to an amount in excess of the option exercise price. Because the Fund does not have control over the exercise of the call options it writes, it may be required to sell the underlying stocks and to realize capital gains or losses at inopportune times. Call option premiums received by the Fund will be recognized upon exercise, lapse or other disposition of the option and generally will be treated by the Fund as short-term capital gain (or loss) and, as such, will increase the portion of dividends taxed to shareholders of the Fund at ordinary income tax rates. For a more detailed discussion of the effect of the use of options on the taxation of your investment in the Fund, please see the “Tax Status, Dividends and Distributions” section of this Prospectus.

PORTFOLIO HOLDINGS DISCLOSURE

The Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities holdings are available in the Statement of Additional Information, which may be requested toll free by calling 1-8xx-xxxx.

INVESTMENT ADVISOR

The Gratio Value/s Fund's investment advisor is Sherwood Advisors, LLC, (D.B.A Gratio Capital) headquartered at 1 Liberty Plaza, 27th floor, New York, NY 10006 (the “Advisor”). The Advisor was established in 2006 for the purpose of managing mutual fund assets and as of the date of this prospectus has no other client.

The Advisor has overall supervisory responsibility for the general management and investment of the Fund and its securities portfolio. Under the investment advisory agreement, the Advisor manages the Fund’s investments and business affairs, subject to the supervision of the Board of Trustees. The Advisor is responsible for selecting the Fund’s investments according to the Fund’s investment objective, polices, and restrictions.

Pursuant to the Investment Advisory Agreement, the Fund pays the Advisor, on a monthly basis, an annual advisory fee of 1.25% of the Fund’s average daily net assets.  The Investment Advisory Agreement provides that the Adviser will furnish continuous investment advisory and other management and administrative services to the Fund.  A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual shareholder report dated October 31, 2007.

The Advisor has agreed contractually to waive its investment advisory fee and to reimburse expenses, (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired fund fees and expenses and extraordinary expenses such as litigation), at least until August 31, 2008, such that the total annual fund operating expenses do not exceed 1.95% of average daily net assets, subject to possible recoupment from the Fund in future years on a rolling three year basis (within three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. Fee waiver and reimbursement arrangements can decrease a Fund’s expenses and boost its performance.

In addition to its activity as the Advisor for the Fund, Gratio Capital also conducts activities related to pledging investment advisor fees to promote positive social benefits and philanthropy.  More information about these activities can be obtained at the Advisor’s website at http://www.gratiocapital.com.  The contents of the website are not part of this Prospectus and should not be used in considering investment decisions.

PORTFOLIO MANAGER

Rimmy Malhotra is primarily responsible for the day-to-day management of the Fund and for oversight of the Fund's investment selection process. He is Managing Partner of the Advisor and has managed the Fund since its inception.

Mr. Malhotra came to Gratio Capital in September, 2006.  Before coming to Gratio Capital, Mr. Malhotra was an equity analyst at New York City hedge fund since July, 2004. Prior to that engagement, he completed his MBA from The Wharton School focusing in Finance, as well as an MA in International Relations from the Lauder Institute at The University of Pennsylvania's School of Arts and Sciences from May, 2002 to May, 2004. Rimmy spent nearly three years as a Peace Corps volunteer in Costa Rica beginning in June, 1999 until February, 2002. He was at the Citigroup Private Bank between June 1997 and June 1999.  Rimmy is a 1997 graduate of Johns Hopkins, from where he has a B.S. in Computer Science and a B.A. in Economics.

The Fund’s Statement of Additional Information provides additional information about the portfolio manager’s compensation structure, other accounts managed by the portfolio managers, and the portfolio manager’s ownership of Fund shares.

NET ASSET VALUE

Shares of the Fund are sold at net asset value (“NAV”). The NAV of the Fund is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business and will be computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of shares outstanding. The NYSE is closed on weekends and most national holidays. The NAV is determined by dividing the value of the Fund’s securities, cash and other assets, minus all expenses and liabilities, by the number of shares outstanding (asset-liabilities/# of shares = NAV). The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund’s securities are valued each day at the last quoted sales price on the securities principal exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Board on a quarterly basis, in accordance with procedures approved by the Board.   The Fund may invest in small and micro cap securities that may be so thinly traded that reliable market quotations are not available and will price these securities at their fair market value.   Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing NAV of the Fund, the Advisor values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the values of a Fund’s securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Advisor may need to price the security using the Fund’s fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.

Please address the necessity for the fair valuation of small cap and micro cap securities.

HOW TO PURCHASE SHARES

You may purchase shares of the Fund by sending a completed application form to the following address by either regular or overnight mail:

The Gratio Value/s Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

Minimum and Additional Investment Amounts

The minimum initial investment to open an account is $2,500 for regular accounts and $1,000 for retirement plans and automatic investment plans. The minimum subsequent investment is $100. Lower minimum initial and additional investments may also be applicable in certain other circumstances, including purchases by certain tax deferred retirement programs. There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares. Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, savings and loan, or credit union in U.S. funds for the full amount of the shares to be purchased. After you open an account, you may purchase additional shares by sending a check together with a note stating the name(s) on the account and the account number, to the above address. Make all checks payable to “The Gratio Value/s Fund.” The Fund will not accept payment in cash, including cashier’s checks or money orders. Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

Note: Gemini Fund Services, LLC (“GFS” or “Transfer Agent”), the Fund’s transfer agent, will charge a $25 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any payment check returned to the Transfer Agent for insufficient funds.

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts. As requested on the application, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. This information will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder’s identity. As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

When Order is Processed

All shares will be purchased at the NAV per share next determined after the Fund receives your application or request in good order. All requests received in good order by the Fund before 4:00 p.m. (Eastern time) will be executed on that same day. Requests received after 4:00 p.m. will be processed on the next business day.

Good Order: When making a purchase request, make sure your request is in good order. “Good order” means your purchase request includes:

• the name of the Fund

• the dollar amount of shares to be purchased

• a completed purchase application or investment stub

• check payable to “The Gratio Value/s Fund”

Purchase through Brokers

You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund’s distributor. These brokers and agents are authorized to designate other intermediaries to receive purchase and redemption orders on behalf of the Fund. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or its designee receives the order. The broker or agent may set its own initial and subsequent investment minimums. You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund. Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund. You should carefully read the program materials provided to you by your servicing agent.

Purchase by Wire

If you wish to wire money to invest in the Fund, please call the Fund at 1-8xx-xxx-xxxx to notify the Fund that a wire transfer is coming. You may use the following instructions:

Insert Financial Institution

ABA No. xxx

Credit: The Gratio Value/s Fund, DDA No. xxx

FBO: Shareholder Name, Name of Fund, Shareholder Account Number

Automatic Investment Plan

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically debits money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $50 on specified days of each month into your established Fund account. Please contact the Fund at 1-8xx-xxx-xxxx for more information about the Fund’s Automatic Investment Plan.

Retirement Plans

You may purchase shares of the Fund for your individual retirement plans. Please call the Fund at 1-8xx-xxx-xxxx for the most current listing and appropriate disclosure documentation on how to open a retirement account.

Subsequent Purchases by Internet

For complete information regarding Internet transactions, please see the section entitled “Transactions Through www.gratiofunds.com”.

REDEMPTIONS

Written Redemption Requests

You will be entitled to redeem all or any portion of the shares credited to your accounts by submitting a written request for redemption to:

Regular/Express/Overnight Mail
The Gratio Value/s Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

Redeeming by Telephone

The telephone redemption privilege is automatically available to all new accounts except retirement accounts. If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in any commercial bank or brokerage firm in the United States as designated on your application. To redeem by telephone, call 1-8xx-xxx-xxxx. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions. IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days. Neither the Fund, GFS, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss. The Fund or GFS, or both, will employ reasonable procedures to determine that telephone instructions are genuine. If the Fund and/or GFS do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Wire Redemptions

If you request your redemption by wire transfer, you will be required to pay a $15.00 wire transfer fee to GFS to cover costs associated with the transfer but GFS does not charge a fee when transferring redemption proceeds by electronic funds transfer. In addition, your bank may impose a charge for receiving wires.

Redemptions in Kind

The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of the Fund’s assets). The securities will be chosen by the Fund and valued at the Fund’s net asset value. A shareholder may incur transaction expenses in converting these securities to cash.

Systematic Withdrawal Plan

If your individual accounts, IRA or other qualified plan account have a current account value of at least $50,000, you may adopt a Systematic Withdrawal Plan to provide for monthly, quarterly or other periodic checks for any designated amount of $500 or more. If you wish to open a Systematic Withdrawal Plan, please indicate on your application or contact the Fund at 1-8xx-xxx-xxxx.

When Redemptions are Sent

Once the Fund receives your redemption request in “good order” as described below, it will issue a check based on the next determined NAV following your redemption request.  If you purchase shares using a check and soon after request a redemption, your redemption will not be processed until the check for your purchase has cleared (usually within 10 days).

Good Order

Your redemption request will be processed if it is in “good order.” To be in good order, the following conditions must be satisfied:

o

The request should be in writing, indicating the number of shares or dollar amount to be redeemed;

o

The request must identify your account number;

o

The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

o

If you request the redemption proceeds to be sent to an address other than that of record, or if the proceeds of a requested redemption exceed $20,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

Redemption Fee

For shares held less than 360 days, the Fund will deduct a 2% redemption fee on your redemption amount if you sell your shares or your shares are redeemed for failure to maintain the Fund’s balance minimum. See “Low Balances” for further information on account closure policy. Shares held longest will be treated as being redeemed first and shares held shortest as being redeemed last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 360 days or more are not subject to the 2% fee.

Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

When You Need Medallion Signature Guarantees

If you wish to change the bank or brokerage account that you have designated on your account, you may do so at any time by writing to the Fund with your signature guaranteed. A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers. You will need your signature guaranteed if:

o you request a redemption to be made payable to a person not on record with the Fund;

o you request that a redemption be mailed to an address other than that on record with the Fund;

o the proceeds of a requested redemption exceed $20,000; or

o any redemption is transmitted by federal wire transfer to a bank other than the bank of record.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations) or by completing a supplemental telephone redemption authorization form. Contact the Fund to obtain this form. Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary or other organization. A notary public cannot guarantee signatures.

Retirement Plans

If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Trust should withhold federal income tax. Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

Redeeming through Broker

If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund. The servicing agent may charge a fee for this service.

Low Balances

All shareholders share the high cost of maintaining accounts with low balances. To reduce this cost, the Fund reserves the right to close an account when a redemption leaves your account balance below the minimum investment amount, or you discontinue the automatic investment plan before you reach the minimum. We will notify you in writing before we close your account and you will have 60 days to add additional money to bring the balance up to the minimum or to renew your automatic investment plan. This provision does not apply to retirement plan accounts or UGMA/UTMA accounts.

Redemptions Through www.gratiofunds.com

You may redeem your shares through the Fund’s web site www.gratiofunds.com. Shares from an account in any of the Fund’s tax sheltered retirement plans cannot be redeemed through the Fund’s web site. For complete information regarding Internet transactions, please see the following section entitled “Transactions Through www.gratiofunds.com”.

Transactions Through www.gratiofunds.com

You may purchase subsequent shares and redeem Fund shares through the Fund’s web site www.gratiofunds.com. To establish Internet transaction privileges you must enroll through the web site. You automatically have the ability to establish Internet transaction privileges unless you decline the privileges on your New Account Application or IRA Application. You will be required to enter into a user's agreement through the web site in order to enroll in these privileges. In order to conduct Internet transactions, you must have telephone transaction privileges. To purchase subsequent shares through the web site you must also have ACH instructions on your account.

Redemption proceeds may be sent to you by check, to the address of record, or if your account has existing bank information, by wire or ACH.

Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions through the Fund's web site. The Fund imposes a limit of $50 on purchase and redemption transactions through the web site. Transactions through the web site are subject to the same minimums as other transaction methods.

You should be aware that the Internet is an unsecured, unstable, unregulated and unpredictable environment. Your ability to use the web site for transactions is dependent upon the Internet and equipment, software, systems, data and services provided by various vendors and third parties. While the Fund and its service providers have established certain security procedures, the Fund, its distributor and its Transfer Agent cannot assure you that trading information will be completely secure. There may also be delays, malfunctions, or other inconveniences generally associated with this medium. There also may be times when the web site is unavailable for Fund transactions or other purposes. Should this happen, you should consider purchasing or redeeming shares by another method. Neither the Fund nor its Transfer Agent, Distributor or Advisor will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund’s shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income and net capital gain annually in December. Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Fund will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are exempt from federal income taxation.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS. If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires each Fund to withhold a percentage of any dividend, redemption or exchange proceeds. The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number. If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending. The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice to any current holder of the Fund’s shares. You should consult your own tax advisors to determine the tax consequences of owning the Fund’s shares.

MARKET TIMING

Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund’s investment strategies, increasing Fund expenses, decreasing tax efficiency, and diluting the value of shares held by long-term shareholders.  To the extent that the Fund significantly invests in small and micro capitalization securities, because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the Fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of Fund shares held by other shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities.  Accordingly, the Fund’s Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change.

The Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.  Neither the Fund nor the Adviser will be liable for any losses resulting from rejected purchase or exchange orders.  The Adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with the Fund.

Although the Fund attempts to uniformly limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices.  There can be no guarantee that the Fund will be able to identify or limit these activities.  Omnibus account arrangements are common forms of holding shares of the Fund.  While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries.  For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges, and redemptions on behalf of all their customers.  More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy.  If the Fund or its Transfer Agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant.  Upon instructions from the Adviser, the service providers will take immediate action to stop any further short-term trading by such participants.

DISTRIBUTION OF SHARES

Rule 12b-1 Plan

The Board of Trustees of the Northern Lights Fund Trust has adopted, on behalf of the Investor Class Shares of the Fund, a Distribution Plan and Agreement pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Plan”), as amended, to pay for certain distribution activities and shareholder services with respect to the Fund’s assets attributable to Investor Class Shares. Under the Plan, the Fund may pay 0.25% per year of its average daily net assets for such distribution and shareholder service activities.

Because these distribution and shareholder service fees are paid out of the Fund’s assets on an ongoing basis, the fees may, over time, increase the cost of investing in the Fund and cost investors more than other types of sales loads.

Distributor

Aquarius Fund Distributors, LLC (“Aquarius”), 4020 South 147th Street, Omaha, Nebraska 68137, is the distributor for the shares of the Fund. Aquarius is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. Shares of the Fund are offered on a continuous basis.

Fund Administrator and Fund Accountant

Gemini Fund Services, LLC, 450 Wireless Blvd., Hauppauge, New York 11788, serves as fund administrator and fund accountant to the Fund.

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to us. The Trust is committed to maintaining the confidentiality, integrity and security of your personal information. When you provide personal information, the Trust believes that you should be aware of policies to protect the confidentiality of that information.

The Trust collects the following nonpublic personal information about you:

• Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income and date of birth; and

• Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Trust does not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law. For example, the Trust is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions. Furthermore, the Trust restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Trust maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

In the event that you hold shares of the Trust through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

THE GRATIO VALUE/S FUND

Advisor	Gratio Capital. 1 Liberty Plaza, 27th Floor. New York, NY 10006
Distributor	Aquarius Fund Distributors, LLC 4020 South 147th Street Omaha, NE 68137
Legal Counsel	Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089
Transfer Agent	Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, NE 68137
Custodian	The Bank of New York One Wall Street, 25th Floor New York, NY 10286

Additional information about the Fund, including the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio holdings, is included in the Fund’s Statement of Additional Information dated March 20, 2006 (the “SAI”). The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus). The SAI provides more details about the Trust’s policies and management. Additional information about the Fund’s investment will also be available in the Fund’s Annual and Semi-Annual Reports to Shareholders.

To obtain a free copy of the SAI or other information about the Fund, or to make shareholder inquires about a Fund, please call 1-8xx-xxx-xxxx. You may also write to:

The Gratio Value/s Fund

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

You may review and obtain copies of the Fund’s information at the SEC Public Reference Room in Washington, D.C. Please call 1-202-942-8090 for information relating to the operation of the Public Reference Room. Reports and other information about each Fund is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-0102.

Investment Company Act File # 811-21720

The Gratio Value/s Fund • 1 Liberty Plaza • 27th Floor • New York, NY 10006

1-8xx-xxx-xxxx

www.gratiocapital.com